SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
Unaudited Interim Condensed Consolidated Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Nu Holdings Ltd. (“Company”) as of September 30, 2024, the condensed consolidated statements of profit or loss and comprehensive income or loss for nine and three-month period ended, changes in equity and cash flows for the nine and three-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as of September 30, 2024, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 13, 2024.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Nine-month period ended
	Note	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Interest income and gains (losses) on financial instruments	6	2,473,807	1,732,699	7,137,362	4,488,378
Fee and commission income	6	469,381	404,059	1,390,418	1,135,687
Total revenue		2,943,188	2,136,758	8,527,780	5,624,065
Interest and other financial expenses	6	(760,959)	(537,649)	(2,086,865)	(1,431,287)
Transactional expenses	6	(59,454)	(56,774)	(186,712)	(152,349)
Credit loss allowance expenses	7	(774,144)	(627,506)	(2,364,628)	(1,692,735)
Total cost of financial and transactional services provided		(1,594,557)	(1,221,929)	(4,638,205)	(3,276,371)
Gross profit		1,348,631	914,829	3,889,575	2,347,694

Operating expenses
Customer support and operations	8	(135,196)	(127,295)	(448,725)	(348,419)
General and administrative expenses	8	(284,706)	(264,264)	(937,313)	(757,553)
Marketing expenses	8	(99,818)	(46,483)	(194,396)	(99,678)
Other income (expenses)	8	(105,121)	(65,242)	(281,393)	(162,893)
Total operating expenses		(624,841)	(503,284)	(1,861,827)	(1,368,543)

Profit before income taxes		723,790	411,545	2,027,748	979,151

Income taxes
Current taxes	30	(335,468)	(307,248)	(1,174,519)	(776,183)
Deferred taxes	30	165,064	198,739	566,243	466,685
Total income taxes		(170,404)	(108,509)	(608,276)	(309,498)

Profit for the period		553,386	303,036	1,419,472	669,653

Earnings per share – Basic	9	0.1153	0.0638	0.2966	0.1416
Earnings per share – Diluted	9	0.1132	0.0624	0.2906	0.1381
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,797,673	4,752,303	4,786,440	4,730,812
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,889,409	4,856,845	4,883,866	4,848,203

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended
	Note	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Profit for the period		553,386	303,036	1,419,472	669,653

Other comprehensive income:
Effective portion of changes in fair value		1,798	11,729	77,423	27,414
Changes in fair value reclassified to profit or loss		(18,005)	6,811	(42,374)	(8,612)
Deferred income taxes		4,897	(4,222)	(7,495)	1,160
Cash flow hedge	19	(11,310)	14,318	27,554	19,962

Changes in fair value		26,858	2,903	17,308	11,407
Deferred income taxes		(2,428)	(2,259)	(2,512)	(3,052)
Financial assets at fair value through other comprehensive income		24,430	644	14,796	8,355

Currency translation on foreign entities		44,382	(112,323)	(448,015)	138,892

Total other comprehensive income (loss) that may be reclassified to profit or loss subsequently		57,502	(97,361)	(405,665)	167,209

Changes in fair value - own credit adjustment	20	(1)	(19)	(40)	49
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		(1)	(19)	(40)	49
Total other comprehensive income (loss), net of tax		57,501	(97,380)	(405,705)	167,258
Total comprehensive income for the period, net of tax		610,887	205,656	1,013,767	836,911

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In thousands of U.S. Dollars)

	Note	09/30/2024	12/31/2023

Assets
Cash and cash equivalents	11	7,645,754	5,923,440
Financial assets at fair value through profit or loss		314,885	389,875
Securities	12	119,281	368,574
Derivative financial instruments	19	195,272	20,981
Collateral for credit card operations	23	332	320
Financial assets at fair value through other comprehensive income		11,019,200	8,805,745
Securities	12	11,019,200	8,805,745
Financial assets at amortized cost		26,240,578	24,988,919
Credit card receivables	13	12,689,210	12,414,133
Loans to customers	14	4,939,376	3,202,334
Compulsory and other deposits at central banks	15	6,800,215	7,447,483
Other receivables	16	971,286	1,689,030
Other financial assets		180,827	131,519
Securities	12	659,664	104,420
Other assets	17	667,126	936,209
Deferred tax assets	30	1,898,399	1,537,835
Right-of-use assets		23,606	30,459
Property, plant and equipment		29,873	39,294
Intangible assets	18	357,640	295,881
Goodwill	18	440,789	397,538
Total assets		48,637,850	43,345,195

7

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In thousands of U.S. Dollars)

	Note	09/30/2024	12/31/2023

Liabilities
Financial liabilities at fair value through profit or loss		624,468	242,615
Derivative financial instruments	19	142,105	28,173
Instruments eligible as capital	20	-	3,988
Repurchase agreements	21	482,363	210,454
Financial liabilities at amortized cost		38,374,202	34,582,759
Deposits	22	28,319,121	23,691,130
Payables to network	23	8,556,150	9,755,285
Borrowings and financing	24	1,498,931	1,136,344
Salaries, allowances and social security contributions		222,529	166,876
Tax liabilities		948,536	1,300,845
Lease liabilities		29,871	36,942
Provision for lawsuits and administrative proceedings	25	21,716	8,082
Deferred income	26	71,349	68,360
Other liabilities	27	700,831	532,331
Total liabilities		40,993,502	36,938,810

Equity
Share capital	31	84	84
Share premium reserve	31	5,045,986	4,972,922
Accumulated gains	31	2,847,553	1,276,949
Other comprehensive income (loss)	31	(249,275)	156,430
Total equity		7,644,348	6,406,385
Total liabilities and equity		48,637,850	43,345,195

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2023		84	4,972,922	1,276,949	135,497	12,417	7,998	518	6,406,385
Profit for the period		-	-	1,419,472	-	-	-	-	1,419,472
Share-based compensation, net of shares withheld for employee taxes	10	-	-	150,022	-	-	-	-	150,022
Shares issued to providers	31	-	-	1,110	-	-	-	-	1,110
Shares issued on business acquisition		-	69,216	-					69,216
Stock options exercised	31	-	3,848	-	-	-	-	-	3,848
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	27,554	-	-	27,554
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	14,796	-	14,796
Currency translation on foreign entities		-	-	-	(448,015)	-	-	-	(448,015)
Own credit adjustment		-	-	-	-	-	-	(40)	(40)
Balances as of September 30, 2024		84	5,045,986	2,847,553	(312,518)	39,971	22,794	478	7,644,348

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2024 and 2023

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the period		-	-	669,653	-	-	-	-	669,653
Share-based compensation, net of shares withheld for employee taxes	10	-	-	132,050	-	-	-	-	132,050
Shares issued to service providers	30 / 34	-	-	21,533	-	-	-	-	21,533
Shares issued	30	1	(1)	-	-	-	-	-	-
Stock options exercised		-	8,041	-	-	-	-	-	8,041
Other comprehensive income or loss, net of tax	30
Cash flow hedge		-	-	-	-	19,962	-	-	19,962
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	8,355	-	8,355
Currency translation on foreign entities		-	-	-	138,892	-	-	-	138,892
Own credit adjustment		-	-	-	-	-	-	49	49
Balances as of September 30, 2023		84	4,971,814	887,813	30,536	12,476	(13,943)	538	5,889,318

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month period ended September 30, 2024 and 2023

(In thousands of U.S. Dollars)

	Note	09/30/2024	09/30/2023

Cash flows from operating activities
Reconciliation of profit to net cash flows from operating activities:
Profit for the period		1,419,472	669,653
Adjustments:
Depreciation and amortization	8	56,067	46,350
Credit loss allowance expenses	7	2,569,667	1,784,854
Deferred income taxes	30	(566,243)	(466,685)
Provision for lawsuits and administrative proceedings		15,079	3,470
Unrealized losses on other investments		-	21,720
Unrealized (gains) losses on financial instruments		(65,315)	42,995
Interest accrued		147,924	68,843
Share-based compensation		224,766	168,970
Others		5,690	14,025
		3,807,107	2,354,195

Changes in operating assets and liabilities:
Securities		(2,626,719)	1,279,337
Compulsory deposits and others at central banks		672,489	(3,087,936)
Credit card receivables		(2,800,856)	(5,060,879)
Other assets		223,682	33,994
Loans to customers		(3,529,963)	(2,453,595)
Other receivables		746,405	(1,086,236)
Deposits		4,808,325	3,326,450
Payables to network		(1,266,302)	943,798
Deferred income		3,105	19,649
Other liabilities		701,421	632,384

Interest paid		(87,840)	(64,962)
Income tax paid		(1,144,831)	(532,231)
Interest received		1,522,924	2,255,730
Cash flows generated from operating activities		1,028,947	(1,440,302)

11

	Note	09/30/2024	09/30/2023

Cash flows from investing activities
Acquisition (disposal) of property, plant and equipment		2,307	(15,453)
Acquisition (disposal) and development of intangible assets		(79,377)	(130,683)
Acquisition of subsidiary, net of cash acquired		(5,637)	-
Cash flow used in investing activities		(82,707)	(146,136)

Cash flows from financing activities
Proceeds from borrowings and financing	24	988,295	459,154
Payments of borrowings and financing	24	(580,642)	(46,339)
Lease payments		(5,209)	(5,535)
Exercise of stock options	31	3,848	8,041
Cash flows generated from financing activities		406,292	415,321
Change in cash and cash equivalents		1,352,532	(1,171,117)

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents		369,782	212,428
Cash and cash equivalents - end of the period	11	7,645,754	3,213,627
Increase in cash and cash equivalents		1,352,532	(1,171,117)

Non-cash transactions
Shares issued to service providers		1,110	21,533
Shares issued on business acquisition		69,216	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of September 30, 2024, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers ("PIX"), bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments with transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. In addition, Nu Financeira issues the Bank Deposit Receipt (RDB), with daily liquidity and with a defined future maturity date and offered to the Company's customers through the "Conta do Nubank". Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account and offers customers in México the possibility to obtain loans, in addition to offering "Cuenta Nu", a 100% digital account in the smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account. It commenced operations in the Mexican market in December 2022 and currently offers credit cards and deposits as its main products.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On January 2024, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing institution in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). "Cuenta Nu" was launched in the country in March 2024.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on November 13, 2024.

a) Nucoin

In September 2024, the Company announced the repositioning of Nucoins as part of a new loyalty program being developed for Nubank's customers, which led to the discontinuation of the liquidity pool feature that previously enabled clients to buy and sell Nucoins. Eligible customers were also informed that Nucoins could be temporarily swapped for certain crypto assets. As result, the Group recorded US$40 million, primarily attributed to marketing expenses, aimed at repositioning Nucoins within the new loyalty program, as well as US$8 million attributable to the impairment of certain capitalized intangible assets associated with the liquidity pool feature. As a result of the discontinuation of the liquidity pool, Nucoins are no longer classified as a crypto-asset under SAB 121.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

The presentation of the functional currency and foreign currency translation is described below, and it is valid for these unaudited interim condensed consolidated financial statements.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real ("BRL"), for the Mexican entities, Mexican peso ("MXN") and for the Colombian entities, the Colombian peso ("COP").

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2024:

The following new or revised standards have been issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

●	Disclosures in Financial Statements (Amendments to IAS 1);
●	Non-current Liabilities with Covenants (Amendments to IAS 1);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

c) Other new standards and interpretations issued but not yet effective:

●	Presentation and Disclosures in Financial Statements (IFRS 18);
●	Lack of Exchangeability (Amendments to IAS 21);
●	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9);
●	Annual Improvements to IFRS Accounting Standards:
○	IFRS 1: Hedge accounting by a first-time adopter
○	IFRS 7: Gain or loss on derecognition
○	IFRS 7: Disclosure of deferred difference between fair value and transaction price
○	IFRS 7: Introduction and credit risk disclosures
○	IFRS 9: Lessee derecognition of lease liabilities
○	IFRS 9: Transaction price
○	IFRS 10: Determination of a ‘de facto agent’
○	IAS 7: Cost method

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	Interest in total capital %
					09/30/2024	12/31/2023

Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Colombia Compañia de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

Nu Pagamentos, Nu Financeira, Nu DTVM, Nu Invest and Nu Pay, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia Financiamiento, a Colombian subsidiary, is regulated by the Superintendency of Industry and Commerce ("SIC") and the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

In addition, the Company consolidated investment funds as of September 30, 2024 and December 31, 2023, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity.

4. MATERIAL ACCOUNTING POLICIES

The material accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes a loss allowance for expected credit losses on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and credit card lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Sensitivity analysis

On September 30, 2024, the ECL allowance for credit card receivables and loans to customers totaled US$3,279,005 of which US$2,526,394 related to credit card receivables and US$752,611 to loans to customers. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. Such weightings reflect management's perception around the current and future expectations of the macroeconomic environment based on, but not limited to, GDP, Inflation, Unemployment and Interest Rates in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	3,279,005	3,074,242	3,255,980	3,583,744

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Interest income – credit card	966,663	679,746	2,935,375	1,721,297
Interest income – lending	787,051	453,415	2,173,014	1,093,440
Interest income – other assets at amortized cost	324,251	236,609	866,287	582,218
Interest income – other receivables	73,117	111,465	254,659	295,045
Interest income and gains (losses) - financial instruments at fair value	318,593	257,323	959,299	774,276
Other	4,132	(5,859)	(51,272)	22,102
Total interest income and gains (losses) on financial instruments	2,473,807	1,732,699	7,137,362	4,488,378

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprise interest and the fair value changes on financial assets carried at fair value.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

b) Fee and commission income

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Interchange fees	337,367	302,504	1,021,470	845,688
Late fees	76,178	46,874	208,412	126,099
Recharge fees	8,004	7,706	22,784	40,459
Insurance commission	7,623	6,363	21,016	17,564
Rewards revenue	9,907	6,444	18,821	17,645
Other fee and commission income	30,302	34,168	97,915	88,232
Total fee and commission income	469,381	404,059	1,390,418	1,135,687

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of prepaid credit for mobile top ups to customers, net of acquisition costs.

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Interest expense on deposits	623,569	463,685	1,687,921	1,259,874
Debt instruments and financing	129,112	10,245	198,542	20,146
Other interest and similar expenses	8,278	63,719	200,402	151,267
Interest and other financial expenses	760,959	537,649	2,086,865	1,431,287

Interest and other financial expenses mainly comprise expenses related to interest on deposits, borrowings, repurchase agreements and financial bills.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

d) Transactional expenses

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Bank slip costs	4,988	6,071	15,035	18,355
Rewards expenses	15,813	15,376	50,685	41,209
Credit and debit card network costs	18,140	13,875	47,426	40,726
Financial system expenses	1,198	7,806	14,014	15,763
Other transactional expenses	19,315	13,646	59,552	36,296
Total transactional expenses	59,454	56,774	186,712	152,349

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to the rewards program to fulfill the redemption of the points by customers, and other costs related to payments.

Credit and debit card network costs are related to the payment programs license, which is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, among others.

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Net increase of loss allowance - Credit card receivables (note 13)	524,120	496,737	1,666,788	1,362,996
Recovery	(44,355)	(39,048)	(132,292)	(71,125)
Credit loss allowance expenses - Credit card receivables	479,765	457,689	1,534,496	1,291,871

Net increase of loss allowance - Loan to customers (note 14)	326,842	178,070	903,836	418,611
Recovery	(32,678)	(11,500)	(72,747)	(20,994)
Credit loss allowance expenses - Loan to customers	294,164	166,570	831,089	397,617

Credit loss allowance expenses - Others	215	3,247	(957)	3,247
Total	774,144	627,506	2,364,628	1,692,735

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

8. OPERATING EXPENSES

	Three-month period ended 09/30/2024					Three-month period ended 09/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(49,660)	(43,706)	-	-	(93,366)	(44,332)	(38,767)	-	-	(83,099)
Credit analysis and collection costs	(29,219)	(9,772)	-	-	(38,991)	(25,554)	(10,559)	-	-	(36,113)
Customer services	(19,285)	(1,485)	-	-	(20,770)	(20,001)	(1,852)	-	-	(21,853)
Salaries and associated benefits	(19,135)	(91,600)	(4,750)	-	(115,485)	(19,957)	(72,339)	(5,717)	-	(98,013)
Credit and debit card issuance costs	(3,496)	(7,542)	-	-	(11,038)	(8,108)	(14,597)	-	-	(22,705)
Share-based compensation (note 10)	(1,867)	(65,569)	(1,689)	-	(69,125)	(1,551)	(70,929)	(644)	-	(73,124)
Specialized services expenses	-	(15,288)	-	-	(15,288)	-	(26,367)	-	-	(26,367)
Other personnel costs	(5,591)	(14,585)	(542)	-	(20,718)	(4,032)	(10,971)	(610)	-	(15,613)
Depreciation and amortization	(6,921)	(12,348)	-	-	(19,269)	(3,722)	(15,472)	-	-	(19,194)
Advertising and marketing	-	-	(92,837)	-	(92,837)	-	-	(39,512)	-	(39,512)
Taxes on financial income	-	-	-	(85,332)	(85,332)	-	-	-	(62,416)	(62,416)
Others	(22)	(22,811)	-	(19,789)	(42,622)	(38)	(2,411)	-	(2,826)	(5,275)
Total	(135,196)	(284,706)	(99,818)	(105,121)	(624,841)	(127,295)	(264,264)	(46,483)	(65,242)	(503,284)

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	Nine-month period ended 09/30/2024					Nine-month period ended 09/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	(171,311)	(138,820)	-	-	(310,131)	(130,269)	(126,587)	-	-	(256,856)
Credit analysis and collection costs	(80,334)	(27,456)	-	-	(107,790)	(63,994)	(28,908)	-	-	(92,902)
Customer services	(71,856)	(4,888)	-	-	(76,744)	(59,405)	(5,700)	-	-	(65,105)
Salaries and associated benefits	(58,213)	(268,635)	(13,944)	-	(340,792)	(55,937)	(207,791)	(15,853)	-	(279,581)
Credit and debit card issuance costs	(21,094)	(30,144)	-	-	(51,238)	(17,038)	(41,414)	-	-	(58,452)
Share-based compensation (note 10)	(10,069)	(276,295)	(7,450)	-	(293,814)	(1,551)	(197,021)	(644)	-	(199,216)
Specialized services expenses	-	(43,529)	-	-	(43,529)	-	(42,298)	-	-	(42,298)
Other personnel costs	(15,823)	(40,924)	(1,631)	-	(58,378)	(11,642)	(32,527)	(1,731)	-	(45,900)
Depreciation and amortization	(19,941)	(36,126)	-	-	(56,067)	(8,477)	(37,873)	-	-	(46,350)
Advertising and marketing	-	-	(171,371)	-	(171,371)	-	-	(81,450)	-	(81,450)
Taxes on financial income	-	-	-	(252,876)	(252,876)	-	-	-	(155,395)	(155,395)
Others	(84)	(70,496)	-	(28,517)	(99,097)	(106)	(37,434)	-	(7,498)	(45,038)
Total	(448,725)	(937,313)	(194,396)	(281,393)	(1,861,827)	(348,419)	(757,553)	(99,678)	(162,893)	(1,368,543)

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

9. EARNINGS PER SHARE

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Earnings for the period	553,386	303,036	1,419,472	669,653
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,797,673	4,752,267	4,786,440	4,730,776
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	-	36	-	36
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,797,673	4,752,303	4,786,440	4,730,812
Adjustment for the diluted earnings per share:
Share based payment	87,342	101,000	92,772	111,311
Business acquisition	4,394	3,542	4,654	6,080
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,889,409	4,856,845	4,883,866	4,848,203
Earnings per share – basic (US$)	0.1153	0.0638	0.2966	0.1416
Earnings per share – diluted (US$)	0.1132	0.0624	0.2906	0.1381
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	1,794	1,659	7,787	3,386

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share ("EPS") if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	09/30/2024	WAEP (US$)	09/30/2023	WAEP (US$)

Outstanding on January 1	59,942,062	1.04	101,276,327	0.72
Exercised during the period	(16,838,467)	0.16	(34,164,203)	0.16
Forfeited during the period	(155,521)		(2,121,846)
Outstanding on September 30	42,948,074	1.37	64,990,278	0.93
Exercisable on September 30	41,563,970	1.34	56,209,172	0.80

RSUs	09/30/2024	WAGDFV (US$)	09/30/2023	WAGDFV (US$)

Outstanding on January 1	66,512,061	5.66	72,401,895	5.46
Granted during the period	27,233,309	11.29	34,148,933	4.58
Vested during the period	(22,778,018)	6.13	(22,138,817)	4.40
Forfeited during the period	(4,216,635)		(11,230,053)
Outstanding on September 30	66,750,717	7.75	73,181,958	5.31

The following tables present the total amount of share-based compensation expense for the three and nine-month periods ended on September 30, 2024 and 2023, and the provision for taxes as of September 30, 2024 and December 31, 2023.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

SOP and RSU expenses and related corporate and social security taxes expenses	85,001	62,516	329,301	197,374
RSUs and SOPs grant - business combination	1,344	3,756	4,222	11,185
Awards expenses and related taxes	1,975	4,970	6,943	14,862
Fair value adjustment - hedge of foreign exchange rate	(1,189)	-	(1,189)	-
Fair value adjustment - hedge of corporate and social security taxes (note 19)	(18,006)	1,882	(45,463)	(24,205)
Total share-based compensation expenses (note 8)	69,125	73,124	293,814	199,216

Equity share-based compensation, net of shares withheld for employee taxes	39,404	38,035	150,022	132,050

	09/30/2024	12/31/2023
Liability provision for taxes presented as salaries, allowances and social security contributions	111,678	66,075

11. CASH AND CASH EQUIVALENTS

	09/30/2024	12/31/2023

Voluntary deposits at central banks	3,224,939	3,308,040
Reverse repurchase agreement	2,130,655	61
Bank balances	1,902,643	1,759,018
Short-term investments	387,507	854,846
Other cash and cash equivalents	10	1,475
Total	7,645,754	5,923,440

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Voluntary deposits at central banks are deposits made mainly by the Brazilian subsidiaries at the Central Bank of Brazil. The average rate of remuneration as of September 30, 2024 and December 31, 2023, was 100% of the Brazilian CDI rate, with daily maturity.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 10.9% per year as of September 30, 2024 (as of December 31, 2023, the amount was mainly in Brazilian Reais and the average fixed-rate of 11.6% per year).

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.0% per year as of September 30, 2024 (as of December 31, 2023, the average fixed-rate index was 3.2% per year).

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	09/30/2024					12/31/2023
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Mexico	3	3	-	3	-	-
Brazil	-	-	-	-	-	309,353
Total government bonds	3	3	-	3	-	309,353

Corporate bonds and other instruments
Bill of credit (LC)	11	11	-	6	5	1
Certificate of bank deposits (CDB)	8,238	8,244	-	5,571	2,673	5,770
Real estate and agribusiness letter of credit	659	661	-	428	233	186
Corporate bonds and debentures	9,454	8,668	-	-	8,668	23,667
Equity instrument (i)	12,357	13,126	13,126	-	-	13,199
Investment funds	38,184	38,184	38,184	-	-	16,164
Notes	50,050	50,384	-	50,384	-	-
Real estate and agribusiness certificate of receivables	-	-	-	-	-	234
Total corporate bonds and other instruments	118,953	119,278	51,310	56,389	11,579	59,221
Total financial instruments at FVTPL	118,956	119,281	51,310	56,392	11,579	368,574

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	288,376	51,550	1,681,223	346,130
U.S. Dollars	54,602	54,602	9,241	9,241
Mexican Pesos	59	3	-	-
Others (i)	1,094,560	13,126	1,098,602	13,203
Total		119,281		368,574

(i) Refers to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company. As of September 30, 2024, the total fair value of these investments corresponded to US$13,126 (US$13,199 on December 31, 2023), classified as level 3 in the fair value hierarchy, as described in note 29.

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	09/30/2024					12/31/2023
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	9,101,818	9,117,495	-	116,453	9,001,042	7,166,551
United States of America	134,989	138,060	-	4,923	133,137	126,914
Mexico	198,850	198,752	-	197,355	1,397	1,407
Colombia	2,575	2,575	-	-	2,575	-
Total government bonds	9,438,232	9,456,882	-	318,731	9,138,151	7,294,872

Corporate bonds and other instruments
Corporate bonds	1,135,728	1,147,570	-	66,803	1,080,767	1,243,841
Investment funds	109,791	105,858	26,795	-	79,063	54,803
Time deposit	297,234	297,251	-	297,251	-	194,390
Real estate and agribusiness certificate of receivables	11,498	11,639	-	-	11,639	17,839
Total corporate bonds and other instruments	1,554,251	1,562,318	26,795	364,054	1,171,469	1,510,873
Total financial instruments at FVTOCI	10,992,483	11,019,200	26,795	682,785	10,309,620	8,805,745

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	52,140,940	9,567,145	37,333,260	7,686,169
U.S. Dollars	1,250,728	1,250,728	1,118,169	1,118,169
Mexican Pesos	3,913,725	198,752	23,880	1,407
Colombian Pesos	10,826,176	2,575	-	-
Total		11,019,200		8,805,745

(i) Includes US$198,755 (US$23,050 on December 31, 2023) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes government bonds and time deposits securities margins pledged by the Group for transactions on stock exchange in the amount of US$328,366 (US$130,150 on December 31, 2023). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded a reduction of ECL in the amount of US$290 for the nine-month periods ended September 30, 2024 and the exposure was classified as Stage 1. There was no transfer between stages during the nine-month period ending on September 30, 2024.

c) Financial instruments at amortized cost

	09/30/2024				12/31/2023
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Government bonds
Colombia	143,570	-	-	143,570	52,650
Mexico	358,036	-	358,036	-	-
South Korea	153,718	-	-	153,718	-
Total government bonds	655,324	-	358,036	297,288	52,650

Corporate bonds and other instruments
Corporate bonds	4,340	-	-	4,340	-
Time deposit	-	-	-	-	51,770
Total corporate bonds and other instruments	4,340	-	-	4,340	51,770
Total financial instruments at amortized cost	659,664	-	358,036	301,628	104,420

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024		12/31/2023
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Mexican Pesos	7,050,266	358,036	-	-
Brazilian Reais	861,416	158,058	255,732	52,650
Colombian Pesos	603,617,094	143,570	-	-
U.S. Dollars	-	-	878,640	51,770
Total		659,664		104,420

13. CREDIT CARD RECEIVABLES

Composition of receivables

	09/30/2024	12/31/2023

Receivables - current (i)	6,441,059	6,296,788
Receivables - installments (i)	7,710,189	7,212,775
Receivables - revolving (ii)	1,035,520	978,741
Total receivables	15,186,768	14,488,304
Fair value adjustment - portfolio hedge (note 19)	-	32
Total	15,186,768	14,488,336

Credit card ECL allowance
Presented as deduction of receivables	(2,497,558)	(2,074,203)
Presented as "Other liabilities" (note 27)	(28,836)	(22,066)
Total credit card ECL allowance	(2,526,394)	(2,096,269)
Receivables, net	12,660,374	12,392,067
Total receivables presented as assets	12,689,210	12,414,133

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's customers in up to 36 monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. In Brazil the corresponding payments to the credit card network (see note 23) follows a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid or fully paid their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances in Brazil that have not been fully paid and that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

a) Breakdown by maturity

	09/30/2024		12/31/2023
	Amount	%	Amount	%
Receivables not overdue due in:
Up to 30 days	6,208,790	40.9%	6,263,292	43.2%
30 to 60 days	2,549,403	16.8%	2,485,690	17.2%
60 to 90 days	1,475,844	9.7%	1,364,089	9.4%
Over 90 days	3,157,688	20.8%	2,963,791	20.5%
Total receivables not overdue	13,391,725	88.2%	13,076,862	90.3%

Receivables overdue by:
Up to 30 days	456,283	3.0%	349,263	2.4%
30 to 60 days	188,863	1.3%	170,962	1.2%
60 to 90 days	159,191	1.0%	141,310	0.9%
Over 90 days	990,706	6.5%	749,907	5.2%
Total receivables overdue	1,795,043	11.8%	1,411,442	9.7%
Total	15,186,768	100.0%	14,488,304	100.0%

Receivables overdue consist mainly of late balances, and receivables not overdue consist mainly of current receivables and future bill installments ("parcelado").

b) Credit loss allowance - by stages

As of September 30, 2024, the credit card ECL allowance totaled US$2,526,394 (US$2,096,269 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

All receivables are classified in stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	12,139,973	79.9%	681,761	26.9%	5.6%

Stage 2	1,557,474	10.3%	493,599	19.6%	31.7%
Absolute Trigger (Days Late)	391,354	25.1%	279,335	56.6%	71.4%
Relative Trigger (PD deterioration)	1,166,120	74.9%	214,129	43.4%	18.4%

Stage 3	1,489,321	9.8%	1,351,034	53.5%	90.7%
Total	15,186,768	100.0%	2,526,394	100.0%	16.6%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	11,891,823	82.1%	693,151	33.1%	5.8%

Stage 2	1,490,067	10.3%	477,714	22.8%	32.1%
Absolute Trigger (Days Late)	364,853	24.5%	277,035	58.0%	75.9%
Relative Trigger (PD deterioration)	1,125,214	75.5%	200,679	42.0%	17.8%

Stage 3	1,106,414	7.6%	925,404	44.1%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

c) Credit loss allowance - by credit quality vs. stages

	09/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,775,399	44.6%	131,243	5.2%	1.9%
Stage 1	6,756,062	99.7%	130,938	99.8%	1.9%
Stage 2	19,337	0.3%	305	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	4,468,168	29.4%	332,044	13.1%	7.4%
Stage 1	4,314,166	96.6%	321,263	96.8%	7.4%
Stage 2	154,002	3.4%	10,781	3.2%	7.0%

Higher Risk (PD > 20%)	3,943,201	26.0%	2,063,107	81.7%	52.3%
Stage 1	1,069,745	27.1%	229,560	11.2%	21.5%
Stage 2	1,384,135	35.1%	482,513	23.3%	34.9%
Stage 3	1,489,321	37.8%	1,351,034	65.4%	90.7%
Total	15,186,768	100.0%	2,526,394	100.0%	16.6%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,103,018	49.0%	142,047	6.8%	2.0%
Stage 1	7,081,674	99.7%	141,720	99.8%	2.0%
Stage 2	21,344	0.3%	327	0.2%	1.5%

Satisfactory (5% <= PD <= 20%)	3,860,845	26.7%	294,591	14.0%	7.6%
Stage 1	3,699,167	95.8%	282,976	96.1%	7.6%
Stage 2	161,678	4.2%	11,615	3.9%	7.2%

Higher Risk (PD > 20%)	3,524,441	24.3%	1,659,631	79.2%	47.1%
Stage 1	1,110,982	31.5%	268,455	16.2%	24.2%
Stage 2	1,307,045	37.1%	465,772	28.0%	35.6%
Stage 3	1,106,414	31.4%	925,404	55.8%	83.6%
Total	14,488,304	100.0%	2,096,269	100.0%	14.5%

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	09/30/2024
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	693,151	477,714	925,404	2,096,269
Transfers from Stage 1 to Stage 2	(69,150)	69,150	-	-
Transfers from Stage 2 to Stage 1	83,562	(83,562)	-	-
Transfers to Stage 3	(98,074)	(274,134)	372,208	-
Transfers from Stage 3	41,798	13,312	(55,110)	-
Write-offs	-	-	(973,563)	(973,563)
Net increase of loss allowance (note 7)	110,677	349,384	1,206,727	1,666,788
New originations (a)	113,006	10,674	5,246	128,926
Changes in exposure of preexisting accounts (b)	289,556	6,796	(3,375)	292,977
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(242,489)	350,741	1,136,024	1,244,276
Changes to models used in calculation (c)	(49,396)	(18,827)	68,832	609
Effect of changes in exchange rates (OCI)	(80,203)	(58,265)	(124,632)	(263,100)
Credit loss allowance at end of the period	681,761	493,599	1,351,034	2,526,394

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(36,469)	36,469	-	-
Transfers from Stage 2 to Stage 1	53,624	(53,624)	-	-
Transfers to Stage 3	(50,877)	(163,773)	214,650	-
Transfers from Stage 3	14,850	6,010	(20,860)	-
Write-offs	-	-	(627,447)	(627,447)
Net increase of loss allowance (note 7)	246,044	306,218	810,734	1,362,996
New originations (a)	100,139	8,995	4,240	113,374
Changes in exposure of preexisting accounts (b)	192,558	6,617	695	199,870
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(146,050)	246,003	799,417	899,370
Changes to models used in calculation (c)	99,397	44,603	6,382	150,382
Effect of changes in exchange rates (OCI)	23,780	15,260	25,805	64,845
Credit loss allowance at end of the period	573,922	400,741	876,399	1,851,062

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that already existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies in these historic periods.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	09/30/2024
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	11,891,823	1,490,067	1,103,907	14,485,797
Transfers from Stage 1 to Stage 2	(773,153)	773,153	-	-
Transfers from Stage 2 to Stage 1	419,794	(419,794)	-	-
Transfers to Stage 3	(629,163)	(514,811)	1,143,974	-
Transfers from Stage 3	69,233	22,681	(91,914)	-
Write-offs	-	-	(973,563)	(973,563)
Net change of gross carrying amount	2,533,255	381,768	447,535	3,362,558
Effect of changes in exchange rates (OCI)	(1,371,816)	(175,590)	(140,618)	(1,688,024)
Gross carrying amount at end of the period	12,139,973	1,557,474	1,489,321	15,186,768

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(566,242)	566,242	-	-
Transfers from Stage 2 to Stage 1	284,942	(284,942)	-	-
Transfers to Stage 3	(400,320)	(353,643)	753,963	-
Transfers from Stage 3	19,445	7,932	(27,377)	-
Write-offs	-	-	(627,447)	(627,447)
Net change of gross carrying amount	2,547,000	343,206	264,095	3,154,301
Effect of changes in exchange rates (OCI)	438,237	49,848	34,991	523,076
Gross carrying amount at end of the period	10,073,332	1,245,821	997,002	12,316,155

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

14. LOANS TO CUSTOMERS

	09/30/2024	12/31/2023
Lending	5,691,987	3,713,770
Loan ECL allowance	(752,611)	(512,134)
Total receivables	4,939,376	3,201,636
Fair value adjustment - portfolio hedge (note 19)	-	698
Total	4,939,376	3,202,334

a) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2024, and December 31, 2023, considering each installment individually.

	09/30/2024		12/31/2023
	Amount	%	Amount	%
Installments not overdue due in:
Up to 30 days	778,858	13.7%	551,677	14.8%
30 to 60 days	656,513	11.5%	520,450	14.0%
60 to 90 days	549,058	9.6%	379,148	10.2%
90 to 360 days	2,307,487	40.5%	1,629,511	43.9%
Over 360	1,191,480	20.9%	486,991	13.1%
Total not overdue installments	5,483,396	96.2%	3,567,777	96.0%

Installments overdue by:
Up to 30 days	72,621	1.3%	53,986	1.5%
30 to 60 days	43,639	0.8%	32,469	0.9%
60 to 90 days	30,143	0.6%	23,135	0.7%
Over 90 days	62,188	1.1%	36,403	0.9%
Total overdue installments	208,591	3.8%	145,993	4.0%
Total	5,691,987	100.0%	3,713,770	100.0%

b) Credit loss allowance - by stages

As of September 30, 2024, the loans to customers ECL allowance totaled US$752,611 (US$512,134 as of December 31, 2023). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	09/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	4,494,354	78.9%	242,103	32.2%	5.4%

Stage 2	877,412	15.4%	299,552	39.8%	34.1%
Absolute Trigger (Days Late)	180,311	20.6%	149,122	49.8%	82.7%
Relative Trigger (PD deterioration)	697,101	79.4%	150,430	50.2%	21.6%

Stage 3	320,221	5.6%	210,956	28.0%	65.9%
Total	5,691,987	100.0%	752,611	100.0%	13.2%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,831,131	76.2%	145,341	28.4%	5.1%

Stage 2	648,296	17.5%	223,982	43.7%	34.5%
Absolute Trigger (Days Late)	138,919	21.4%	113,649	50.7%	81.8%
Relative Trigger (PD deterioration)	509,377	78.6%	110,333	49.3%	21.7%

Stage 3	234,343	6.3%	142,811	27.9%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

c) Credit loss allowance - by credit quality vs stages

	09/30/2024
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,893,860	33.2%	18,009	2.4%	1.0%
Stage 1	1,841,490	97.2%	17,200	95.5%	0.9%
Stage 2	52,370	2.8%	809	4.5%	1.5%

Satisfactory (5% <= PD <= 20%)	1,945,228	34.2%	105,382	14.0%	5.4%
Stage 1	1,757,243	90.3%	93,300	88.5%	5.3%
Stage 2	187,985	9.7%	12,082	11.5%	6.4%

Higher Risk (PD > 20%)	1,852,899	32.6%	629,220	83.6%	34.0%
Stage 1	895,621	48.3%	131,603	20.9%	14.7%
Stage 2	637,057	34.4%	286,661	45.6%	45.0%
Stage 3	320,221	17.3%	210,956	33.5%	65.9%
Total	5,691,987	100.0%	752,611	100.0%	13.2%

	12/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,437,136	38.7%	14,129	2.8%	1.0%
Stage 1	1,396,591	97.2%	13,441	95.1%	1.0%
Stage 2	40,545	2.8%	688	4.9%	1.7%

Satisfactory (5% <= PD <= 20%)	1,228,949	33.1%	69,361	13.5%	5.6%
Stage 1	1,081,293	88.0%	59,291	85.5%	5.5%
Stage 2	147,656	12.0%	10,070	14.5%	6.8%

Higher Risk (PD > 20%)	1,047,685	28.2%	428,644	83.7%	40.9%
Stage 1	353,247	33.7%	72,609	17.0%	20.6%
Stage 2	460,095	43.9%	213,224	49.7%	46.3%
Stage 3	234,343	22.4%	142,811	33.3%	60.9%
Total	3,713,770	100.0%	512,134	100.0%	13.8%

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	09/30/2024
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	145,341	223,982	142,811	512,134
Transfers from Stage 1 to Stage 2	(15,565)	15,565	-	-
Transfers from Stage 2 to Stage 1	23,963	(23,963)	-	-
Transfers to Stage 3	(33,656)	(140,673)	174,329	-
Transfers from Stage 3	10,597	12,385	(22,982)	-
Write-offs	-	-	(596,870)	(596,870)
Net increase of loss allowance (note 7)	131,506	240,083	532,247	903,836
New originations (a)	565,036	97,177	21,810	684,023
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(433,530)	142,906	510,437	219,813
Effect of changes in exchange rates (OCI)	(20,083)	(27,827)	(18,579)	(66,489)
Credit loss allowance at end of the period	242,103	299,552	210,956	752,611

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(11,951)	11,951	-	-
Transfers from Stage 2 to Stage 1	16,676	(16,676)	-	-
Transfers to Stage 3	(17,635)	(110,823)	128,458	-
Transfers from Stage 3	4,040	5,546	(9,586)	-
Write-offs	-	-	(330,144)	(330,144)
Net increase of loss allowance (note 7)	57,980	118,741	241,890	418,611
New originations (a)	326,565	51,422	8,183	386,170
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(266,324)	71,704	235,880	41,260
Changes to models used in calculation (b)	(2,261)	(4,385)	(2,173)	(8,819)
Effect of changes in exchange rates (OCI)	2,974	6,562	3,102	12,638
Credit loss allowance at end of the period	128,538	163,534	109,256	401,328

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies in these historic periods.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	2,831,131	648,296	234,343	3,713,770
Transfers from Stage 1 to Stage 2	(162,016)	162,016	-	-
Transfers from Stage 2 to Stage 1	136,193	(136,193)	-	-
Transfers to Stage 3	(229,024)	(246,049)	475,073	-
Transfers from Stage 3	12,037	13,917	(25,954)	-
Write-offs	-	-	(596,870)	(596,870)
Net increase of gross carrying amount	2,294,961	517,877	263,714	3,076,552
Effect of changes in exchange rates (OCI)	(388,928)	(82,452)	(30,085)	(501,465)
Gross carrying amount at end of the period	4,494,354	877,412	320,221	5,691,987

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(130,580)	130,580	-	-
Transfers from Stage 2 to Stage 1	77,387	(77,387)	-	-
Transfers to Stage 3	(120,530)	(179,171)	299,701	-
Transfers from Stage 3	4,377	6,131	(10,508)	-
Write-offs	-	-	(330,144)	(330,144)
Net increase of gross carrying amount	1,037,204	226,949	88,989	1,353,142
Effect of changes in exchange rates (OCI)	69,776	16,609	4,854	91,239
Gross carrying amount at end of the period	2,458,674	474,877	157,185	3,090,736

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	09/30/2024	12/31/2023

Compulsory deposits (i)	3,928,473	3,342,894
Reserve at central bank - Instant payments (ii)	1,564,861	2,953,515
Reserve at central bank - Electronic money (iii)	1,306,881	1,151,074
Total	6,800,215	7,447,483

(i) Compulsory deposits are required by BACEN based on the amount of RDB and CDB held by Nu Financeira. These resources are remunerated at Brazilian SELIC rate (special settlement and custody system of the BACEN).

(ii) Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations, and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin. These resources are remunerated at Brazilian SELIC rate.

(iii) Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nu Pagamentos. These resources are remunerated at Brazilian SELIC rate.

16. OTHER RECEIVABLES

	09/30/2024	12/31/2023

Other receivables	973,023	1,691,665
Other receivables - ECL Allowance	(1,737)	(2,635)
Total	971,286	1,689,030

Other receivables are related to the acquisition from merchant acquirers of their credit card receivables due from credit card issuers (mostly banks and other financial institutions), measured initially at fair value. The ECL expenses for the nine-month period ended September 30, 2024 decreased US$667. As of September 30, 2024 and December 31, 2023, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the nine-month period ended on September 30, 2024.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Consolidated Financial Statements as of December 31, 2023.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

17. OTHER ASSETS

	09/30/2024	12/31/2023

Deferred expenses (i)	266,192	230,676
Taxes recoverable (ii)	170,029	428,742
Advances to suppliers and employees	85,847	96,395
Prepaid expenses (iii)	109,327	81,687
Judicial deposits (note 25)	4,500	3,506
Other assets	31,231	95,203
Total	667,126	936,209

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.

(ii) The current income tax assets and liabilities are presented offset on September 30, 2024 and the change in presentation did not impact the Consolidated Statements of Profit or Loss.

(iii) Prepaid expenses refers to invoices related to the cloud savings plan, in accordance with the supplier contract.

18. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	09/30/2024			12/31/2023
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to acquisitions	138,040	(54,759)	83,281	107,181	(45,547)	61,634
Internally developed intangibles	314,204	(49,788)	264,416	250,236	(25,538)	224,698
Other intangibles	31,207	(21,264)	9,943	28,815	(19,266)	9,549
Total	483,451	(125,811)	357,640	386,232	(90,351)	295,881

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(ii) Goodwill

	09/30/2024	12/31/2023
	Goodwill

Nu Invest's acquisition	381,363	381,266
Other acquisitions	59,426	16,272
Total	440,789	397,538

b)	Changes on intangible assets and goodwill

	09/30/2024
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,538	61,634	224,698	9,549	295,881
Additions	43,154	31,845	93,139	6,610	131,594
Disposals	-	-	(18,400)	(1,672)	(20,072)
Amortization	-	(10,482)	(26,831)	(4,053)	(41,366)
Effect of changes in exchange rates (OCI)	97	284	(8,190)	(491)	(8,397)
Balance at end of the period	440,789	83,281	264,416	9,943	357,640

	09/30/2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Internally developed intangible(s)	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,538	78,047	84,137	19,979	182,163
Additions	-	-	127,636	-	127,636
Disposals	-	-	(10,496)	(552)	(11,048)
Amortization	-	(10,810)	(12,520)	(2,272)	(25,602)
Effect of changes in exchange rates (OCI)	108	(1,098)	4,288	1,580	4,770
Balance at end of the period	397,646	66,139	193,045	18,735	277,919

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	16,676	42	1
Foreign currency exchange rate contracts – Futures	484,383	1,364	1
Interest rate contracts – Swaps	313,484	10,271	77
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	357,145	19,275	-
Foreign currency exchange rate contracts - Deliverable forwards (DF)	248,276	123,814	123,804
Foreign interest rate contracts - Deliverable forwards (DF)	36,430	18,215	18,215
Warrants	27	29	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	131,860	385	7
Equity - Total Return Swap (TRS)	139,487	21,877	-
Total	1,727,768	195,272	142,105

	12/31/2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified at fair value through profit or loss
Interest rate contracts - Futures	758,536	6	4
Foreign currency exchange rate contracts – Futures	421,306	1,963	-
Interest rate contracts – Swaps	213,568	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	114,478	-	5,875
Warrants	10	20	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	188,748	1,050	-
Equity - Total Return Swap (TRS)	88,193	17,882	-

Designated as portfolio hedge
DI - Future	241,995	60	-
Total	2,026,834	20,981	28,173

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in U.S. dollars which was settled in June 2024, and contracts to hedge foreign currency expenses in Nu Colombia with settlements in December, 2024.

Subsequently, Nu Holdings entered into swaps contracts to hedge loans of Nu Colombia in U.S. dollars with settlements in January, 2025.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	09/30/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	4,027	12,649	16,676
Foreign currency exchange rate contracts – Futures	616,243	-	-	616,243
Interest rate contracts – Swaps	202,600	-	110,884	313,484
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	357,145	-	-	357,145
Foreign currency exchange rate contracts - Deliverable forwards (DF)	124,138	-	-	124,138
Interest rate contracts - Deliverable forwards (DF)	18,215	-	-	18,215
Equity - Total Return Swap (TRS)	15,287	124,200	-	139,487
Warrants	-	-	27	27
Total assets	1,333,628	128,227	123,560	1,585,415

Liabilities
Foreign currency exchange rate contracts - Deliverable forwards (DF)	124,138	-	-	124,138
Interest rate contracts - Deliverable forwards (DF)	18,215	-	-	18,215
Total liabilities	142,353	-	-	142,353

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	12/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	-	728,473	13,698	742,171
Foreign currency exchange rate contracts – Futures	610,054	-	-	610,054
Interest rate contracts – Swaps	-	-	10,968	10,968
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	20,000	-	20,000
Warrants	-	-	10	10
Total assets	610,054	748,473	24,676	1,383,203

Liabilities
Interest rate contracts – Futures	-	234	16,131	16,365
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	9,388	78,805	-	88,193
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	-	94,478	-	94,478
DI - Future	123,446	108,808	9,741	241,995
Total liabilities	132,834	484,925	25,872	643,631

The table below shows the breakdown by maturity of the fair value amounts:

	09/30/2024
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	2,435	19,442	21,877
Interest rate contracts – Swaps	10,253	18	10,271
Interest rate contracts – Futures	42	-	42
Foreign currency exchange rate contracts – Futures	1,749	-	1,749
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	19,275	-	19,275
Foreign currency exchange rate contracts - Deliverable forwards (DF)	123,814	-	123,814
Interest rate contracts - Deliverable forwards (DF)	18,215	-	18,215
Warrants	-	29	29
Total assets	175,783	19,489	195,272

Liabilities
Interest rate contracts – Swaps	-	77	77
Interest rate contracts – Futures	8	-	8
Foreign currency exchange rate contracts – Futures	1	-	1
Foreign currency exchange rate contracts - Deliverable forwards (DF)	123,804	-	123,804
Interest rate contracts - Deliverable forwards (DF)	18,215	-	18,215
Total liabilities	142,028	77	142,105

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	12/31/2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	17,882	-	17,882
Interest rate contracts – Futures	6	-	6
Foreign currency exchange rate contracts – Futures	3,013	-	3,013
DI - Future	60	-	60
Warrants	20	-	20
Total assets	20,981	-	20,981

Liabilities
Interest rate contracts – Futures	4	-	4
Interest rate contracts – Swaps	22,294	-	22,294
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	5,875	-	5,875
Total liabilities	28,173	-	28,173

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The table below shows the change in the hedge of foreign currency risk:

	Nine-month period ended
	09/30/2024	09/30/2023

Balance at beginning of the period	(8,254)	(2,610)
Fair value change recognized in OCI during the period	17,648	(18,714)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	3,089	15,593
to "Customer support and operation"	(1,690)	11,087
to "General and administrative expenses"	4,358	4,802
to "Other income (expenses)"	3,329	-
Effect of changes in exchange rates (OCI)	(2,908)	(296)
Deferred income taxes	(7,495)	1,160
Balance at end of the period	4,988	(4,571)

The expected future transactions that are the hedged item are:

	09/30/2024			12/31/2023
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	44,594	108,358	152,952	187,456
Total	44,594	108,358	152,952	187,456

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

In June 2024, the Group modified its risk management objective of the hedge accounting for corporate and social security taxes to reduce the portion being hedged from a pre-income tax effect to a post-income tax effect, aiming to hedge the effects of the Company's share price changes on the hedged items net of the income tax effects. As a result, the Group partially settled the TRS in an amount equivalent to the income tax rates applicable exposure. The gain related to TRS settled, in the amount of US$14,130 accumulated in Other Comprehensive Income, is being reclassified to the statement of profit or loss in the proportion of the settlement of the related liability. As of September 30, 2024, US$12,083 of the total has been reclassified to profit or loss.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Nine-month period ended
	09/30/2024	09/30/2023
Balance at beginning of the period	20,671	(4,876)
Fair value change recognized in OCI during the period	59,775	46,128
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (note 10)	(45,463)	(24,205)
to "Customer support and operations"	(1,561)	(858)
to "General and administrative expenses"	(42,686)	(22,736)
to "Marketing expenses"	(1,216)	(611)
Balance at end of the period	34,983	17,047

Expected cash disbursement

	09/30/2024				12/31/2023
	Up to 1 year	1 to 3 years	Over 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	57,501	110,611	-	168,112	110,596
Total	57,501	110,611	-	168,112	110,596

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

c)	Hedge of portfolio's interest rate risk

As of September 30, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

	12/31/2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	5,368	32	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	164,733	698	-	(601)
Total	170,101	730	-	(617)

20. INSTRUMENTS ELIGIBLE AS CAPITAL

	09/30/2024	12/31/2023
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	-	3,988
Total	-	3,988

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the nine-month period ended September 30, 2024, and during the year ended December 31, 2023.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of regulatory capital calculation. The note had a fixed interest rate of 12.8% and a maturity in 2029, and could be called as of June 14, 2024. The repurchase was approved by the Central Bank of Brazil on June 17, 2024, and the Group completed the repurchase on July 03, 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$40 were recorded in other comprehensive income (gains of US$49 in the nine-month period ended September 30, 2023). All other fair value changes and interests in the amount of US$254 (losses of US$2,990 in the nine-month period ended September 30, 2023) were recognized as profit or loss.

	09/30/2024	09/30/2023

Balance at beginning of the period	3,988	11,507
Interest accrued, net of gain from repurchases	235	(2,921)
Fair value changes	19	(69)
Own credit transferred to OCI	(40)	49
Repurchase	(3,984)	(6,111)
Effect of changes in exchange rates (OCI)	(218)	1,261
Balance at end of the period	-	3,716

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

21. REPURCHASE AGREEMENTS

	09/30/2024	12/31/2023
Repurchase agreements
Government bonds (i)	482,363	210,454

Changes to repurchase agreements were as follows:

	09/30/2024	09/30/2023

Balance at beginning of the period	210,454	197,242
New obligations	151,996,655	29,710,153
Payments - principal	(151,665,876)	(29,758,779)
Payments - interest	(61,394)	(15,083)
Interest accrued	61,394	15,083
Effect of changes in exchange rates (OCI)	(58,870)	9,651
Balance at the end of the period	482,363	158,267

(i) As of September 30, 2024 the Group has US$ 482,363 (US$ 210,454 as of December 31, 2023) in repurchase agreements using government bonds as collateral. The agreements are executed overnight and have an average fixed rate of 10.6% per year (as of December, 2023 the average fixed rate was 11.7% per year) and the government bonds are classified as fair value through other comprehensive income on note 12. As of September 30, 2024 the fair value of the securities pledge to repurchase agreement is US$483,786 (US$210,983 as of December 31, 2023).

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	09/30/2024	12/31/2023

Bank receipt of deposits (RDB)	22,052,882	21,054,443
Deposits in electronic money	5,808,804	2,388,601
Bank certificate of deposit (CDB)	457,435	248,086
Total	28,319,121	23,691,130

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Currently, deposits in electronic money in Brazil include "Conta do Nubank" balances. In Mexico, it includes "Cuenta Nu". In Brazil, "Conta do Nubank" is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements.

In Mexico, "Cuenta Nu" balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card operations in Mexico.

The RDBs are an investment option inside "Conta do Nubank" and can have daily liquidity or defined future maturity. Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for lending and credit card operations.

There are also RDBs with a defined future maturity date, which have a maturity of up to 27 months and a weighted average interest rate of 120% of the Brazilian CDI rate as of September 30, 2024 and December 31, 2023.

The interest paid on both "Conta do Nubank" and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days.

For "Cuenta Nu" in Mexico, the balances deposited in "Cajitas" yield from 13.50% to 14.25% per year as of September 30, 2024. "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The Bank certificate of deposit (CDB) is issued by Nu Financeira and primarily distributed by Nu Invest.

Breakdown by maturity

	09/30/2024
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	21,916,427	136,455	22,052,882
Deposits in electronic money	5,808,804	-	5,808,804
Bank certificate of deposit (CDB)	417,100	40,335	457,435
Total	28,142,331	176,790	28,319,121

	12/31/2023
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	20,900,095	154,348	21,054,443
Deposits in electronic money	2,388,601	-	2,388,601
Bank certificate of deposit (CDB)	213,707	34,379	248,086
Total	23,502,403	188,727	23,691,130

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

23. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	09/30/2024	12/31/2023

Payables to credit card network (i)	8,464,730	9,755,285
Payables to clearing houses	91,420	-
Total	8,556,150	9,755,285

(i) Corresponds to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day. The segregation by maturity is shown in the table below:

Payables to credit card network	09/30/2024	12/31/2023

Up to 30 days	4,262,526	5,347,665
30 to 90 days	2,214,424	2,361,563
Over 90 days	1,987,780	2,046,057
Total	8,464,730	9,755,285

Collateral for credit card operations

As of September 30, 2024, the Group had US$332 (US$320 on December 31, 2023) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.39% per month in the nine-month period ended September 30, 2024 (0.40% per month in the year ended December 31, 2023).

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

24. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	09/30/2024
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Syndicated loans (ii)	108	13,975	282,452	296,535
Financial letter (iii)	-	202,994	999,402	1,202,396
Total borrowings and financings	108	216,969	1,281,854	1,498,931

	12/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,832	94,943	-	98,775
Syndicated loans (ii)	14,820	-	806,681	821,501
Financial letter (iii)	-	-	216,068	216,068
Total borrowings and financings	18,652	94,943	1,022,749	1,136,344

(i) Correspond to two term loan credit facilities obtained by Nu Servicios and reassigned to Nu Financiera, both Mexican subsidiaries in Mexican pesos, guaranteed by the Company and fully paid as of June 30, 2024.

(ii) Correspond to two syndicated credit facilities. The first, in which Nu's subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility was US$650,000 of which US$625,000 was allocated to Nu México and fully paid as of September 30, 2024. The remaining US$25,000 was allocated to Nu Colombia, fully withdrawn and was extended to March, 2027. The second, in which Nu Colombia has been granted a 3-year facility from IFC (International Finance Corporation), the total amount corresponds to US$265,100, guaranteed by the Company, and was fully withdrawn.

(iii) As of September 30, 2024, Nu Financeira had issued financial letters in Brazilian reais in the amount equivalent to US$1,202,808 on the issuance dates and U$198,691 as of December 31, 2023.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The terms and conditions of the loans outstanding as of September 30, 2024, are as follows:

	09/30/2024
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$ (i)

Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 2.75%	March 2027	87,500
Syndicated loan	Colombia	USD	SOFR (3) + 4.1%	January 2026	202,600
Financial letter	Brazil	BRL	CDI (2) + 0.5% up to 1.8%	From June 2025 up to September 2027	1,202,808

(1)	IBR: Colombian Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	CDI: Brazilian Bank Reference Indicator (Certificado de Depósito Interbancário).
(3)	SOFR: Secured Overnight Financing Rate.

(i) The conversion of the principal amounts into US$ in the table above is based on historical exchange rates of the contracts, considering the initial issuances of the obligations.

Changes to borrowings and financings are as follows:

	09/30/2024
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	98,775	821,501	216,068	1,136,344
New borrowings	-	-	988,295	988,295
Payments – principal	(90,675)	(489,967)	-	(580,642)
Payments – interest	(7,221)	(79,948)	-	(87,169)
Interest accrued	3,364	72,664	61,312	137,340
Transaction costs	-	1,019	(428)	591
Effect of changes in exchange rates (OCI)	(4,243)	(28,734)	(62,851)	(95,828)
Balance at end of the period	-	296,535	1,202,396	1,498,931

	09/30/2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	118,194	467,374	-	585,568
New borrowings	-	265,912	193,242	459,154
Payments – principal	(35,578)	(10,761)	-	(46,339)
Payments – interest	(12,556)	(51,738)	-	(64,294)
Interest accrued	10,673	55,124	4,973	70,770
Transaction costs	-	(3,724)	(3)	(3,727)
Effect of changes in exchange rates (OCI)	13,284	74,978	(3,524)	84,738
Balance at end of the period	94,017	797,165	194,688	1,085,870

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

Nu Holdings guarantees the above-mentioned syndicated loans and the term loan credit facilities of Nu Colombia. The Company was also the guarantor of the syndicated loan in Nu Mexico that was paid down in September 2024. The sole term loan credit facility that also counted on Nu Pagamentos as guarantor was paid down by Nu Financiera in June 2024.

On September 27, 2024, Nu Colombia executed a 3-year credit facility with DFC - U.S. International Development Finance Corporation for the amount of US$150,000, guaranteed by the Company. As of September 30, 2024, the facility remained undrawn.

25. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	09/30/2024	12/31/2023

Tax risks	233	-
Civil risks	19,078	7,532
Labor risks	2,405	550
Total	21,716	8,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment, and inputs from Nu’s external legal advisors, the Group has provisioned US$19,078 (US$7,532 on December 31, 2023) considered sufficient to cover estimated losses from civil suits deemed probable.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	09/30/2024			09/30/2023
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period	-	7,532	550	15,747	2,096	104
Additions	242	34,947	2,639	-	9,209	278
Payments/Reversals	-	(22,100)	(649)	(16,606)	(6,239)	(184)
Effect of changes in exchange rates (OCI)	(9)	(1,301)	(135)	859	87	4
Balance at end of the period	233	19,078	2,405	-	5,153	202

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$3,534 and US$17,633, respectively (US$14,212 and US$12,333 on December 31, 2023).

d) Judicial deposits

As of September 30, 2024, the total amount of judicial deposits shown as “Other assets” (note 17) is US$4,500 (US$3,506 on December 31, 2023) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated from amounts paid to employees.

26. DEFERRED INCOME

	09/30/2024	12/31/2023
Deferred revenue from rewards program	68,607	62,578
Deferred annual fee from reward program	-	2,762
Other deferred income	2,742	3,020
Total	71,349	68,360

Deferred revenue from rewards programs is related to the Group's rewards programs for its credit card customers, called "Nubank+" and "Ultravioleta". The programs consist of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.18 as of September 30, 2024 and US$0.21 as of December 31, 2023) equal to 0.5 and 1 point in cashback for Nubank+ and Ultravioleta, respectively. The points do not expire and there is no limit on the number of rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid in advance by customers.

The redemption of the points occurs in cashback or air miles Program.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

27. OTHER LIABILITIES

	09/30/2024	12/31/2023
Payment transactions - other (i)	202,982	219,426
Sundry creditors (ii)	269,259	158,169
Credit card ECL allowance (note 13)	28,836	22,066
Payables to insurers	9,540	14,798
Intermediation of securities	13,482	12,835
Third parties funds in transit (iii)	71,222	38,407
Other liabilities	105,510	66,630
Total	700,831	532,331

(i) Correspond to prepayments from customers which exceed the credit card bill amounts.

(ii) Include payable to suppliers.

(iii) Mostly related to pending settlement balances for "Conta do Nubank" operations such as banking payment slips ("boleto"), PIX transactions and RDB deposits, among others.

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, Basis of consolidation, all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

Transactions with other related parties

	09/30/2024	12/31/2023
	Assets (Liabilities)
Others (i)	(2,500)	-

(i) In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be recognized as a reduction in intangible costs upon the Company's satisfaction of certain conditions.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of September 30, 2024 and December 31, 2023 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of September 30, 2024 and December 31, 2023. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money and RDB because the carrying amounts are a reasonable approximation of fair value.

	09/30/2024				12/31/2023
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables (i)	12,689,210	-	-	13,426,654	12,414,101	-	-	12,821,731
Loans to customers (i)	4,939,376	-	-	5,268,160	3,201,636	-	-	3,212,542
Compulsory and other deposits at central banks	6,800,215				7,447,483
Other receivables (ii)	971,286	-	972,013	-	1,689,030	-	-	1,691,884
Other financial assets	180,827				131,519
Securities	659,664	502,424	157,079	-	104,420	-	104,668	-
Total	26,240,578	502,424	1,129,092	18,694,814	24,988,189	-	104,668	17,726,157

Liabilities
Deposits in electronic money	5,808,804				2,388,601
Bank receipt of deposits (RDB)	22,052,882				21,054,443
Bank certificate of deposit (CDB)	457,435	-	457,190	-	248,086	-	249,009	-
Payables to network	8,464,730	-	8,181,629	-	9,755,285	-	9,605,576	-
Borrowings and financing (iii)	1,498,931	-	1,507,896	-	1,136,344	-	1,136,978	-
Total	38,282,782	-	10,146,715	-	34,582,759	-	10,991,563	-

(i) For 2023, excludes the fair value adjustment from the hedge accounting. As of September 30, 2024, the Company no longer has derivatives for the hedge of the portfolio's interest rate risk.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(ii) Fair value methodology consists of discounting the cash flows from acquired credit card receivables, using observable spreads from the credit card issuers.

(iii) Borrowings and financing include the fair value calculated by the discounted cash flow method and also cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits is assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to the network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by the interest rate curve and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2024 and December 31, 2023, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	09/30/2024
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments	373,649	13,858	-	387,507

Government bonds
Brazil	9,117,495	-	-	9,117,495
United States	138,060	-	-	138,060
Mexico	198,755	-	-	198,755
Colombia	2,575	-	-	2,575

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	8,244	-	8,244
Investment funds	40,538	24,263	79,241	144,042
Time deposit	-	297,251	-	297,251
Notes	-	50,384	-	50,384
Bill of credit (LC)	-	11	-	11
Real estate and agribusiness certificate of receivables	-	11,639	-	11,639
Real estate and agribusiness letter of credit	-	661	-	661
Corporate bonds and debentures	1,076,327	79,911	-	1,156,238
Equity instrument	-	-	13,126	13,126
Derivative financial instruments	1,791	193,452	29	195,272
Collateral for credit card operations	-	332	-	332

Liabilities
Derivative financial instruments	9	142,096	-	142,105
Repurchase agreements	-	482,363	-	482,363

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	12/31/2023
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Government bonds
Brazil	7,475,904	-	-	7,475,904
United States	126,914	-	-	126,914
Mexico	1,407	-	-	1,407

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	5,770	-	5,770
Investment funds	-	70,967	-	70,967
Time deposit	-	194,390	-	194,390
Bill of credit (LC)	-	1	-	1
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	234	17,839	-	18,073
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	186	-	186
Corporate bonds and debentures	1,124,154	143,354		1,267,508
Equity instrument	-	-	13,199	13,199
Derivative financial instruments	3,079	17,882	20	20,981
Collateral for credit card operations	-	320	-	320

Liabilities
Derivative financial instruments	4	28,169	-	28,173
Instruments eligible as capital	-	3,988	-	3,988
Repurchase agreements	-	210,454	-	210,454

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2. Credit Rights Investment Funds (FIDCs) comprised of fixed rate receivables from retail customers are classified at level 3 of the fair value hierarchy with fair value calculated using the discounted cash flow model, based on the underlying assets of the fund.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is the last observed price, following non-arbitrage principles.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is calculated by discounted cash flow.

d)	Transfers between levels of the fair value hierarchy

For the nine-month period ended September 30, 2024 and 2023, there were no material transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	09/30/2024
	Equity instrument	Derivative financial instruments	Investment funds	Total

Financial assets at beginning of period	13,199	20	-	13,219
Acquisitions	-	-	84,186	84,186
Total gains or losses	(73)	9	1,748	1,684
In profit or loss	(73)	9	5,219	5,155
In OCI	-	-	(3,471)	(3,471)
Effect of changes in exchange rates (OCI)	-	-	(6,693)	(6,693)
Financial assets at end of period	13,126	29	79,241	92,396

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2023
	Equity instrument	Derivative financial instruments	Total

Financial assets at beginning of period	22,082	27,908	49,990
Total gains or losses	(72)	(21,720)	(21,792)
In profit or loss	(72)	(21,720)	(21,792)
Financial assets at end of period	22,010	6,188	28,198

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and nine-month periods ended September 30, 2024 and 2023.

	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit before income tax	723,790	411,545	2,027,748	979,151
Tax rate (i)	40%	40%	40%	40%
Income tax	(289,516)	(164,618)	(811,099)	(391,660)

Permanent additions/exclusions
Share-based payments	(1,772)	(4,764)	(7,418)	(4,969)
Operational losses and others	(73)	(2,650)	(8,025)	(6,840)
Effect of different tax rates - subsidiaries and parent company	49,249	25,033	102,806	47,146
Interest on capital	10,177	23,965	34,009	23,965
Donations	10,083	-	15,064	-
Other amounts (ii)	51,448	14,525	66,387	22,860
Income tax	(170,404)	(108,509)	(608,276)	(309,498)

Current tax expense	(335,468)	(307,248)	(1,174,519)	(776,183)
Deferred tax benefit	165,064	198,739	566,243	466,685
Income tax in the statement of profit or loss	(170,404)	(108,509)	(608,276)	(309,498)
Deferred tax recognized in OCI	2,469	(6,481)	(10,007)	(1,892)

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(i) The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

(ii) Mostly related to the amount of non-taxable income from securities, incentives and non-taxable interests on recoverable taxes.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of September 30, 2024 and 2023, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

		Reflected in the statement of profit or loss
	12/31/2023	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2024

Provisions for credit losses	1,330,733	963,968	(554,022)	(165,304)	-	1,575,375
Provision PIS/COFINS - Financial Revenue	(2,108)	-	2,108	-	-	-
Other temporary differences (i)	192,070	107,900	(8,454)	(24,740)	(2,206)	264,570
Total deferred tax assets on temporary differences	1,520,695	1,071,868	(560,368)	(190,044)	(2,206)	1,839,945

Tax loss and negative basis of social contribution	92,918	33,364	(7,999)	(10,032)	-	108,251
Deferred tax assets	1,613,613	1,105,232	(568,367)	(200,076)	(2,206)	1,948,196

Futures settlement market	(11,509)	(401)	2,900	202	-	(8,808)
Fair value changes - financial instruments	(9,332)	(12,463)	359	1,217	(280)	(20,499)
Others	(54,937)	(614)	33,130	1,931	-	(20,490)
Deferred tax liabilities	(75,778)	(13,478)	36,389	3,350	(280)	(49,797)

Deferred tax, offset	1,537,835	1,091,754	(531,978)	(196,726)	(2,486)	1,898,399

Fair value changes - cash flow hedge	(5,375)	-	6,467	1,054	(7,521)	2,146
Deferred tax recognized during the period		1,091,754	(525,511)		(10,007)

(i) Other temporary differences are composed mainly of other provisions and supplier provisions.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

		Reflected in the statement of profit or loss
	12/31/2022	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2023

Provisions for credit losses	583,791	776,753	(288,182)	35,451	-	1,107,813
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,642)	343	-	-
Other temporary differences	123,103	78,460	(41,519)	4,440	-	164,484
Total deferred tax assets on temporary differences	713,193	855,213	(336,343)	40,234	-	1,272,297

Tax loss and negative basis of social contribution	97,857	58,856	(79,829)	3,094	-	79,978
Deferred tax assets	811,050	914,069	(416,172)	43,328	-	1,352,275

Futures settlement market	(13,739)	(3,065)	5,281	(284)	-	(11,807)
Fair value changes - financial instruments	(3,291)	(2,773)	(256)	(191)	(3,052)	(9,563)
Others	(24,088)	(57,190)	26,105	1,323	-	(53,850)
Deferred tax liabilities	(41,118)	(63,028)	31,130	848	(3,052)	(75,220)

Fair value changes - cash flow hedge	(1,758)	81,722	(81,036)	(1,847)	1,160	(2,919)
Deferred tax recognized during the period		932,763	(466,078)		(1,892)

(i) Other temporary differences are composed mainly of other provisions and supplier provisions.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2024 and 2023.

	09/30/2024
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2023		3,682,625,012	1,083,312,142	4,765,937,154
Conversion of class B shares in class A shares		31,845,000	(31,845,000)	-
SOPs exercised and RSUs vested	10	39,616,485	-	39,616,485
Shares withheld for employees' taxes		(6,834,594)	-	(6,834,594)
Shares issued to service providers		97,594	-	97,594
Issuance of class A shares - business acquisitions		7,777,894	-	7,777,894
Total as of September 30, 2024		3,755,127,391	1,051,467,142	4,806,594,533

	09/30/2023
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	56,303,020	-	56,303,020
Shares withheld for employees' taxes		(6,675,149)	-	(6,675,149)
Shares repurchased		(290,676)	-	(290,676)
Shares issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		5,784,343	-	5,784,343
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of September 30, 2023		3,671,597,558	1,083,312,142	4,754,909,700

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	1,304,668
Reserved for the share-based payments	-	-	289,580,317
Shares authorized which may be issued class A or class B	-	-	43,505,961,692
Shares authorized and unissued as of September 30, 2024	-	-	43,796,846,677

Shares authorized issued	3,755,127,391	1,051,467,142	4,806,594,533
Total as of September 30, 2024	3,755,127,391	1,051,467,142	48,603,441,210

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

a) Other share events

As of September 30, 2024, the Company had authorized and unissued ordinary shares, which were related to commitments from acquisitions of entities, the issuance due to share-based payment plans (note 10) and authorized for future issuance without determined nature. These shares could be either class A or class B ordinary shares.

In the nine-month period ended September 30, 2024, the Company concluded private issuances of a total of 97,594 Class A shares as consideration paid to acquire services from third party providers (4,355,374 Class A shares issued in the nine-month ended September 30, 2023).

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2024 and December 31, 2023, and the total amount of share capital was US$84 (US$84 as of December 31, 2023).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$3,848 for the nine-month period ended September 30, 2024 (US$8,041 for the nine-month period ended September 30, 2023).

c) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	09/30/2024	09/30/2023
Accumulated gains (losses)	1,748,940	(31,409)
Share-based payments reserve	1,098,613	919,222
Total accumulated gains (losses)	2,847,553	887,813

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the nine-month period ended September 30, 2024 and 2023, the following shares were repurchased or withheld:

	09/30/2024	09/30/2023
Number of shares repurchased	-	290,676
Total value of shares repurchased	-	-
Number of shares withheld - RSU	6,834,594	6,675,149
Total value of shares withheld - RSU	73,634	36,920

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

e) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit or loss in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	09/30/2024	09/30/2023
Cash flow hedge effects, net of deferred taxes	39,971	12,476
Currency translation on foreign entities	(312,518)	30,536
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	22,794	(13,943)
Own credit adjustment effects	478	538
Total	(249,275)	29,607

32. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

Overview

The Group monitors all the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key when pursuing potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of impacting financial results, capital, liquidity, customer relationships and reputation.

Risks that are actively monitored include Credit, Liquidity, Market, Foreign exchange (FX), Operational, IT and Cyber, Regulatory, Compliance and AML (Anti-money laundering) and Reputational Risk, Interest Rate Risk in the Banking Book (IRRBB) and Risk from Cryptocurrency business.

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Group, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and underscoring the Group's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	09/30/2024	12/31/2023

Financial assets
Cash and cash equivalents	7,645,754	5,923,440

Securities	119,281	368,574
Derivative financial instruments	195,272	20,981
Collateral for credit card operations	332	320
Financial assets at fair value through profit or loss	314,885	389,875

Securities	11,019,200	8,805,745
Financial assets at fair value through other comprehensive income	11,019,200	8,805,745

Credit card receivables	12,689,210	12,414,133
Loans to customers	4,939,376	3,202,334
Compulsory and other deposits at central banks	6,800,215	7,447,483
Other receivables	971,286	1,689,030
Other financial assets	180,827	131,519
Securities	659,664	104,420
Financial assets at amortized cost	26,240,578	24,988,919

Other exposures
Unused limits (i)	18,936,274	16,998,572
Credit Commitments	18,936,274	16,998,572

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(i) Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily. For funding risk management, the gaps between assets and liabilities in term buckets are monitored to assure that the profile of assets is consistent with the liabilities.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	09/30/2024				12/31/2023
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	21,916,427	136,455	22,052,882	92%	20,900,095	154,348	21,054,443	94%
Borrowings and financing	217,077	1,281,854	1,498,931	6%	113,595	1,022,749	1,136,344	5%
Bank certificate of deposit (CDB)	417,100	40,335	457,435	2%	213,707	34,379	248,086	1%
Instruments eligible as capital	-	-	-	0%	-	3,988	3,988	0%
Total	22,550,604	1,458,644	24,009,248	100%	21,227,397	1,215,464	22,442,861	100%

(i) Considering the earliest date in which the customer can withdraw the deposit, although it is not expected that all deposits will be withdrawn at the same time.

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

	09/30/2024
	Carrying amount	Total (iii)	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial liabilities
Derivative financial instruments	142,105	142,106	142,028	-	-	78
Repurchase agreements	482,363	482,557	482,557	-	-	-
Deposits in electronic money (i)	5,808,804	5,808,838	5,099,733	709,105	-	-
Bank receipt of deposits (RDB) (ii)	22,052,882	23,197,093	21,239,410	498,004	1,166,178	293,501
Bank certificate of deposit (CDB)	457,435	485,587	77,882	36,616	322,866	48,223
Payables to credit card network	8,464,730	8,464,730	4,262,526	2,214,424	1,987,159	621
Borrowings and financing	1,498,931	1,852,205	-	-	265,091	1,587,114
Total Financial Liabilities	38,907,250	40,433,116	31,304,136	3,458,149	3,741,294	1,929,537

(i) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$198,755 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of September 30, 2024 (US$23,050 as of December 31, 2023).

(ii) Considering the earliest date in which the customer can withdraw the deposit. The expected redemption rate for Nu's deposits, used within the previously described liquidity risk management framework is estimated based on observed historic customer behavior.

(iii) The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of September 30, 2024.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the credit card receivables are expected to be shorter than the duration of the payables to network.

Maturities of financial assets

The table below summarize the Group’s financial assets contractual undiscounted cash flows and their contractual maturities:

	09/30/2024
	Carrying amount	Total	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months

Financial assets
Credit card receivables (i)	12,689,210	13,654,739	6,217,901	4,321,833	2,968,472	146,533
Securities	11,798,145	12,254,629	258,229	539,585	593,523	10,863,292
Compulsory and other deposits at central banks	6,800,215	6,800,215	6,800,215	-	-	-
Cash and cash equivalents	7,645,754	7,645,754	7,645,754	-	-	-
Loans to customers (i)	4,939,376	6,731,344	1,112,988	1,828,780	2,707,413	1,082,163
Other receivables	971,286	992,626	386,819	348,899	256,908	-
Other assets	667,126	667,126	667,126	-	-	-
Total Financial Assets	45,511,112	48,746,433	23,089,032	7,039,097	6,526,316	12,091,988

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

(i) Credit card receivables and loans to customers do not include overdue values that are still being considered in the book value.

Market risk and interest rate risk in the banking book (IRRBB)

The table below presents the Value at Risk (VaR) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil and México, the VaR is calculated only for the Trading Book, in line with the portfolio management strategy.

VaR	09/30/2024	12/31/2023

Nu Brazil (i)	102	249
Nu Holdings (ii)	15,631	14,419
Nu México	706	323

(i) Nu Prudential Conglomerate in Brazil.

(ii) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's sensitivity of the fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	09/30/2024	12/31/2023

Brazilian risk-free curve	(354)	(158)
Brazilian IPCA coupon	(2)	(5)
US risk-free curve	(153)	(136)
Mexican risk-free curve	(1)	2
Colombia risk-free curve	(45)	(18)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and the Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of September 30, 2024 and December 31, 2023, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with FX derivatives based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank defines a prudential conglomerate as a group of companies in which one regulated entity controls other regulated companies or investment funds. The conglomerate is classified as Type 3 when the regulated company that leads the conglomerate is a Payment Institution, which is the case of Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
●	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

Type 3 institutions are required to implement capital rules as a prudential conglomerate. This implementation includes a phase-in rule for minimum capital requirements and prudential adjustments up to December 2024. Transitional rules are currently in effect and are outlined in the table below. The figures for 2025 represent the final implementation requirements.

	Full year
Transitional Rule	2024	2025

Prudential Adjustments	60.0%	100.0%
Minimum CET1 (Including Buffers) (i)	5.75%	7.00%
Tier 1 Capital (Including Buffers) (i)	7.25%	8.50%
Conservation Capital Buffer (CCB)	1.25%	2.50%
Total Requirement	8.75%	10.50%

(i) Consider the baseline regulatory minimum plus any additional buffers as required by Brazil's Central Bank regulations.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	09/30/2024	12/31/2023

Regulatory Capital	3,346,042	2,629,270
Tier I	3,081,672	2,396,007
Common equity capital	2,753,560	2,197,185
Additional	328,112	198,822
Tier II	264,370	233,263

Risk weighted assets (RWA)	21,204,220	19,261,517
Credit risk (RWA CPAD)	15,014,440	13,774,206
Market risk (RWA MPAD)	132,641	145,124
Operational risk (RWA OPAD)	5,104,477	4,036,285
Payment services risk (RWA SP)	952,662	1,305,902

Minimum capital required	1,855,369	1,300,152

Excess margin	1,490,673	1,329,119

CET1 ratio	13.0%	11.4%
Tier 1 ratio	14.5%	12.4%
CAR	15.8%	13.7%

b) Nu Mexico Financiera

As of September 30, 2024, its regulatory capital was equivalent to US$263,550 (US$391,714 as of December 31, 2023), resulting in a Capital ratio of 18.3% (28.1% as of December 31, 2023), with 10.5% being the minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

Nu Colombia Financiamiento was granted a license to operate as a financial institution in Colombia by the Financial Superintendency (SFC) in January 2024. As of September 30, 2024, its regulatory capital was equivalent to US$ 45,605 resulting in a Capital ratio of 303.0%, with 10.5% being the minimum required.

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit or loss and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Nine-month period ended
	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	12/31/2023

Brazil	2,124,441	1,535,999	6,303,930	3,932,228	706,145	656,291
Mexico	141,540	90,927	366,161	260,663	44,102	47,893
Colombia	30,135	21,638	83,254	51,646	17,262	14,796
Cayman Islands	-	-	-	-	31,507	38,004
Germany	-	-	-	-	86	72
United States	96	121	121	932	52,806	6,116
Total	2,296,212	1,648,685	6,753,466	4,245,469	851,908	763,172

(i) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees, insurance commission and other fees and commission income.

(ii) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and nine-month periods ended September 30, 2024 and 2023.

35. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows customers to trade crypto assets, in partnership with specialized brokers. The custody activity is performed by the brokers, which hold the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Group maintains an internal recordkeeping of the crypto assets held for the customers.

75

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2024

The following table summarizes the balances relating to crypto assets held for customers.

For the purpose of these unaudited interim condensed consolidated financial statements the asset and liability have not been recognized.

	09/30/2024	12/31/2023
Fair value of the crypto assets held for customers	256,380	153,254

76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 12, 2024